Exhibit 11 — COMPUTATION OF PER SHARE EARNINGS
(Thousands of dollars, except per share data)

	Three Months Ended Mar 31
	2006	2005
BASIC
Average shares outstanding	92,942,082	90,804,936
Net Income	$65,940	$58,235

Per share amount	$0.71	$0.64

DILUTED
Average shares outstanding	92,942,082	90,804,936

Effect of dilutive securities based on the treasury stock method using the average market price if higher than the exercise price	1,068,401	1,066,427

	94,010,483	91,871,363

Net income	$65,940	$58,235

Per share amount	$0.70	$0.63

The antidilutive stock options outstanding were 563,200 and 686,125 at March 31, 2006 and 2005, respectively.